FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a - 16 or 15d - 16
under the Securities Exchange Act of 1934

For the month of May 2009

000-29880

(Commission File Number)

Virginia Mines Inc.

200-116 St-Pierre,

Quebec City, QC, Canada G1K 4A7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Virginia Mines Inc.

(Registrant)

Date: 5/28/2009

By: *Amélie Laliberté*

Name:Amélie Laliberté

Title: Manager Investor Relations

Exhibits 1

Rapport géologique et recommandations Travaux de Forage et de Cartographie 2007

Projet FCI, Québec Félicie – Corvet Ouest – Islande Lake

VIRGINIA MINES INC. 2009

Prepared by: Robert Oswald, B.Sc., P. Geo. Services Techniques Geonordic Inc.

8 paper copies.

Exhibits 2

English Report: FCI Project Summary Report, Virginia Mines (1 copy)

000-29880
Commission File Number

VIRGINIA MINES INC.

FCI PROJECT
Au-Cu-Zn-Ag

James Bay Area, Quebec
NTS 33G/08, 33G/09, 33H/05 and 33H/12

FCI PROJECT
SUMMARY REPORT

1. Location And Access

The FCI project is located approximately 485 Km north-east of the town of Matagami, in the James Bay area, province of Quebec (figure 1). The project is less than 12 Km from the Transtaiga all-weather road (figure 2). The property is accessible by helicopter and floatplane readily available at LG-4, 65 km to the NWon the Transtaiga road. In winter the project can be reach with tractor road. The FCI project, 100% owned by Virginia Mines Inc., is composed of 412 map designated claims (figure 3) for a total area of 211 Km2.

2. Regional Geology

Geological units of the FCI area belong to the Archean greenstone belt of Lac Guyer (2749Ma). This belt is part of the La Grande sub-Province of the Superior Province. The area is an assemblage of volcano-sedimentary rocks sitting on Archean tonalitic gneiss basement (3.0Ga). Metamorphism ranges from upper greenschist to amphibolite level. About 100 Km to the west, the Guyer belt hosts the Virginia's Poste Lemoyne project. This property is known for its numerous gold occurences including the Orphée gold Zone (100,000 oz Au).

3. Property Geology

Mafic volcanic are the principal units followed by ultramafic rocks and felsic lavas. The sedimentary units are dominated by iron formations and to a lesser extend, by clastic rocks. Diabase and felsic dykes are numerous in the belt. These rocks are cut by numerous shear zones.

4. Previous Work

Almost no work was done on the property area before Virginia Mines. Tyrones Mines did prospection work for base metal in 1959. Regional mapping was done by the GSC in late '50s and by Quebec Government in 1977.

5. Virginia's Work Programs

Summer & Fall 1997

-Reconnaissance mapping & prospecting with 211 rock samples, 41 till samples, 56 soil samples.

In 1998

-Line cutting,
-Geophysical survey (MAG-IP),
-Reconnaissance mapping & prospecting with 411 rock samples.

In 1999

-Reconnaissance mapping & prospecting with 309 rock samples.

Spring to summer 2000

-60 km of line cutting,
-Geophysical survey (MAG-IP),
-Reconnaissance mapping & prospecting with 462 rock samples.

Winter 2001

-Drilling campaign with 6 holes (675m).

Summer 2005 and 2006

-Reconnaissance mapping & prospecting,
-Limited soil survey,
-1591 km airborne Mag survey over all the property,
-33 km of MAG–EM on Séricite showing area,
-1304 rock samples, 2838 soil samples and 10 till samples.

Winter & summer 2007

-Drilling campaign with 9 holes (1448m),
-Reconnaissance mapping & prospecting with 236 rock samples on Golden Gap area.

6. Showing and Mineralization

Since 1997, many gold showings were discovered (figure 4) and few of them were drilled.

-Golden Gap showing area

The main showing of FCI property is associated with a deformation zone. Mafic volcanics are highly deformed and mineralized in sulfides (PO-PY-AS). Grab samples returned **3,1 to 108.9 g/t Au**. The best surface channel samples returned **14,3 g/t Au / 2m**. In 2001 a drill hole returned **1,62 g/t Au / 2.5m(IL-01-01).** Best result from the 2007 drilling program is **10.48 g/t Au / 7m (FCI-07-003).** Numerous gold targets remain to be explained in the Golden Gap area.

-Félicie showing

A mineralized QFP dyke with sulfides (GL-CP-SP-PY-PO-BN-Cu) returned in a grab sampling **5,54 g/t Au, >100 g/t Ag, 1,86 % Cu, 1,56 % Pb, 4,94 % Zn.** Channel sample returned up to **0,99 g/t Au.**

-Golden East 1 showing

A wacke injected with quartz veins and sulfides (PO-PY-AS) returned **3,43 to 21,21 g/t Au** in grab samples. Best channel returned **0,84 g/t Au / 1m**. A drill hole **(IL-01-04)** returned two intersections: **360 ppb Au / 1m** and **456 ppb Au / 1m.**

-Golden East 2 showing

35 meters east from Golden East 1 a wacke with quartz-tourmaline veins and sulfides (PO-PY-AS-CP) returned **1,84 g/t Au / 1m and 0,77 g/t Au / 1m.**

-Deca 1 showing

A mineralized QZ-TL veins in mafic lavas with 15% sulfides (AS-PO-PY) returned **1,19 g/t Au / 2 m, 1,91 g/t Au / 5m and 3,4 g/t Au / 2m** from surface channels samples. The best grab sample returned **6,91 g/t Au.** A drill hole **(IL-01-05),** returned an intersection of **1,10 g/t Au / 1m.**

-Deca 2 showing

A mineralized QZ veins in wacke with less 2% of sulphides (PO-PY-AS) returned **1,29 g/t Au / 1 m and 1,84 g/t Au / 1m** from channel samples.

-Deca 3 showing

A mineralized QZ veins in wacke with less 5% of sulphides (PO-PY-AS) returned **0.86 g/t Au / 4m** including **1.49 g/t Au / 1m** from channel samples. The best grab sample returned **5.02 g/t Au.**

-Deca 4 showing

A mineralized QZ-TL vein in mafic lavas with 5% sulfides (AS-PO-PY) returned **498 ppb Au / 1m** from channel sample. The best grab samples returned **4,77 g/t Au.**

-Goose 2 showing

A mineralized and hematized QZ veins in mafic lavas with 2% sulfides (PY-PO-AS) returned **432 ppb Au /1m.** The best grab sample returned **3,74 g/t Au.**

-Séricite showing

A mineralized and highly deformed sericite schist with 20% sulfides (CP-SP-GL) returned up to **296 ppb Au, 150 g/t Ag, 1,89 % Cu, 11,15 % Pb and 1,45 % Zn** from grab samples. The best channel returned **60 ppb Au, 16.7 g/t Ag, 0.36 % Cu, 0.89% Pb and 0.45% Zn / 1m**

-Boulder field

A boulder field with several blocks of amphibolite with sulfides, returned **1,01 to 38,12 g/t Au**. Source is yet to be found.

-Margot and Margot Extension showings

Located south of Corvet Ouest sector, an ultramafic sill bears up to 2% sulfides (PO-CP). The best channels returned **222 ppb Au, 179 ppb Pt, 235 ppb Pd / 1m and 250 ppb Au, 132 ppb Pt, 128 ppb Pd / 1m.**

7. Conclusion

Since the discovery of the Golden Gap showing by Virginia crew in 1997, work on the FCI project give encouraging results with different kind of mineralization found every year. The property is stretching over more than 35 kilometers of the lac Guyer greenstone belt. The last drilling campaign (2007) intersected a deformation zone which returned up to **10.48 g/t Au / 7m (FCI-07-003).** Numerous other gold showing need follow-up.

Work proposal:
-Reconnaissance mapping & prospecting on different gold zones and base metal occurences.
-Till and soil surveys.
-Drilling campaign on the best results.

VIRGINIA MINES INC.

Project location


Ivujivik
Kangiqsujuaq
N
Puvirnituq
Ungava Bay
Kuujjuaq
Hudson Bay
FCI PROJECT
Caniapiscau
Schefferville
Labrador
Radisson
Wemindji
James Bay
QUEBEC
Fermont
Waskaganish
Matagami
Chibougamau
Sept-Îles
Baie-Comeau
Rouyn Noranda
Val-d'Or
Prince-Edouard Island
Québec
New Brunswick
USA
Ontario
Ottawa
Montréal
Nova Scotia
0
200
400
600
Kilometers
Scale 1 : 10,000,000

FIGURE 1


VIRGINIA MINES INC.
FCI PROPERTY
Project location
76°00' W
74°00' W
53°00' N
52°00' N
La Grande Sud
32 Zone (Virginia)
350,000 oz Au
Poste Lemoyne Ext.
Orfée Zone (Virginia)
95,000 oz Au
FCI PROPERTY
Golden Gap (Virginia)
10.48 g/t Au / 7.0m
14.3 g/t Au / 2.0m
Corvet Est (Virginia)
Marco Zone
3.80 g/t Au / 6.0m
6.20 g/t Au / 2.0m
Éléonore (Goldcorp)
Roberto Zone
> 4M oz Au
Auclair (Virginia)
12.1 g/t Au / 3.0m
8.85 g/t Au / 16.0m
Clearwater
(Eastmain)
1M oz Au
Radisson
LG-3
LG-4
Mirage
Trans-Taiga road
33 F
33 C
33 B
KM381
Baie James road
N
Radisson
Chibougamau
Virginia's Properties
0
50
100
Kilometers

FIGURE 2



VIRGINIA MINES INC.
FCI PROPERTY
Claim Location
N
33 G/09
Trans-Taiga road
74°00' W
33 H/12
53°30' N
33 G/08
33 H/05
0
5
10
Kilometers

FIGURE 3


VIRGINIA MINES INC.
FCI Property
GEOLOGICAL LEGEND
Felsic intrusive rock
Granodiorite
Tonalite
Diabase dyke
Ultramafic intrusive rock
Basalt
Sediment
Iron formation
74°00' W
Trans-Taiga road
N
33 G/09
33 H/12
33 G/08
33 H/05
53°30' N
Séricite
0.30 g/t Au, 150 g/t Ag,
1.89% Cu, 1.45% Zn
FCI-07-003
10.48 g/t Au / 7.0m
Golden Gap
14.3 g/t Au / 2.0m
Grab
108.90 g/t Au
32.30 g/t Au
Golden East 1
0.84 g/t Au / 1.0m
Golden Est 2
1.84 g/t Au / 1.0m
0.77 g/t Au / 1.0m
Deca 2
1.29 g/t Au / 1.0m
1.84 g/t Au / 1.0m
Deca 4
0.33 g/t Au / 1.0m
0.50 g/t Au / 1.0m
Boulder field
38.12 g/t Au
10.92 g/t Au
Boulder
7.29 g/t Au
Deca 1
1.19 g/t Au / 2.0m
1.91 g/t Au / 5.0m
3.40 g/t Au / 2.0m
Deca 3
0.86 g/t Au / 4.0m
Félicie
5.54 g/t Au, >100 g/t Ag, 325 ppm Cd, 1.86% Cu,
1150 ppm Mn, 1.56% Pb, 4.94% Zn, 120 ppm Sb
Margot
72 ppb Au, 47 ppb Pt, 51 ppb Pd,
894 ppm Cu, 1488 ppm Ni / 4.0m
47 ppb Au, 38 ppb Pt, 42 ppb Pd,
900 ppm Cu, 1427 ppm Ni / 3.0m
Margot Extension
236 ppb Au, 156 ppb Pt, 182 ppb Pd,
2740 ppm Cu, 1769 ppm Ni / 2.0m
0 2 4
Kilometers

FIGURE 4



N
5.5 g/t Au / 3.0m
14.3 g/t Au / 2.0m
8.0 g/t Au / 2.0m
(channel sample)
1.61 g/t Au
1.63 g/t Au
3.6 g/t Au
1.03 g/t Au
50.3 g/t Au
108.9 g/t Au
32.1 g/t Au
12.21 g/t Au
5.42 g/t Au
12.85 g/t Au
4.63 g/t Au
10.17 g/t Au
4.24 g/t Au
4.61 g/t Au
4.69 g/t Au
1.71 g/t Au
8.08 g/t Au
7.69 g/t Au
5.06 g/t Au
3.5 g/t Au
3.33 g/t Au
3.14 g/t Au
IL-01-01
1.62 g/t Au / 2.5m
FCI-07-002
0.95 g/t Au / 3.0m
FCI-07-004
1.77 g/t Au / 3.0m
IL-01-02
0.27 g/t Au / 15.0m
1.35 g/t Au / 4.0m
FCI-07-009
1.44 g/t Au / 2.0m
FCI-07-007
0.93 g/t Au / 7.85m
0.38 g/t Au / 11.2m
FCI-07-003
10.48 g/t Au / 7.0m
FCI-07-006
0.31 g/t Au / 10.65m
1.44 g/t Au / 2.0m
IL-01-03
0.80 g/t Au / 7.9m
1.43 g/t Au
1.41 g/t Au
1.47 g/t Au
V1-V2
V2-V3
S9D-S9E
S9B
S9E-S10,SU,GP
M16(V3B)S-I1-I3
V1D
S9B-S9E
LEGEND
123 Till sample (total of gold grains)
Outcrop
Boulder
Drill hole
FIGURE 5
VIRGINIA MINES INC.
FCI PROPERTY
Geological map
0
100
200
Scale 1 : 5,000
Meters


FIGURE 6
VIRGINIA MINES INC.
FCI PROPERTY
Mag
0
100
200
Scale 1 : 5,000
Meters
LEGEND
123 Till sample (total of gold grains)
Outcrop
Boulder
Drill hole
N
5.9 g/t Au / 3.0m
IL-01-01
1.52 g/t Au / 2.5m
FCI-07-001
1.77 g/t Au / 3.0m
FCI-07-002
0.95 g/t Au / 3.0m
IL-01-02
0.27 g/t Au / 15.0m
1.35 g/t Au / 4.0m
FCI-07-009
1.44 g/t Au / 2.0m
FCI-07-007
0.93 g/t Au / 7.85m
0.38 g/t Au / 11.2m
FCI-07-003
10.48 g/t Au / 7.0m
FCI-07-008
0.31 g/t Au / 10.65m
1.44 g/t Au / 2.0m
IL-01-03
0.80 g/t Au / 7.9m
108.9 g/t Au
32.3 g/t Au
12.21 g/t Au
3.43 g/t Au
50.3 g/t Au
1.63 g/t Au
1.03 g/t Au
4.88 g/t Au
8.08 g/t Au
4.61 g/t Au
1.47 g/t Au
1.43 g/t Au